UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Cowen Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

223622606
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	223622606

1	NAMES OF REPORTING PERSONS
Arbiter Partners Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
None

	6	SHARED VOTING POWER
1,456,873

	7	SOLE DISPOSITIVE POWER
None

	8	SHARED DISPOSITIVE POWER
1,456,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,456,873

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13G

CUSIP No.	223622606

1	NAMES OF REPORTING PERSONS
Paul J. Isaac

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
None

	6	SHARED VOTING POWER
1,456,873

	7	SOLE DISPOSITIVE POWER
None

	8	SHARED DISPOSITIVE POWER
1,456,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,456,873

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.
(a)	Name of Issuer: Cowen Inc.
(b)	Address of Issuer’s Principal Executive Offices:
599 Lexington Avenue, New York, New York 10022

Item 2.

(a)	Name of Person Filing:

Arbiter Partners Capital Management LLC
Paul J. Isaac

(b)	Address of Principal Business Office or, if None, Residence: 530 Fifth Avenue, 20th Fl, New York, NY 10036

(c)	Citizenship: Arbiter Partners Capital Management LLC is a Delaware entity. Paul J. Isaac is a US citizen.

(d)	Title and Class of Securities: Class A Common Stock

(e)	CUSIP No.: 223622606

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Arbiter Partners Capital Management LLC1

(a)	Amount Beneficially Owned: 1,456,873
(b)	Percent of Class: 5.5%
(c)	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote: None
ii.	Shared power to vote or to direct the vote: 1,456,873
iii.	Sole power to dispose or to direct the disposition of: None
iv.	Shared power to dispose or to direct the disposition of: 1,456,873

Paul J. Isaac2

(a)	Amount Beneficially Owned: 1,456,873
(b)	Percent of Class: 5.5%
(c)	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote: None
ii.	Shared power to vote or to direct the vote: 1,456,873
iii.	Sole power to dispose or to direct the disposition of: None
iv.	Shared power to dispose or to direct the disposition of: 1,456,873

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

See Exhibit 1

Item 9.	Notice of Dissolution of Group.

N/A

1 Arbiter Partners Capital Management LLC, a registered investment adviser, acts as an investment adviser for Arbiter Partners QP, LP and certain other managed accounts.
2 Mr. Isaac may be deemed to control Arbiter Partners Capital Management LLC and also manages certain other accounts.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Arbiter Partners Capital Management LLC

By: /s/ Paul J. Isaac
Paul J. Isaac
Manager

/s/ Paul J. Isaac
Paul J. Isaac